GAMEZNFLIX



VIA FACSIMILE AND EDGAR


August 17, 2004


U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  GameZnFlix, Inc,
     Application for Withdrawal of Form SB-2
     File No. 333-116413

Dear Sir/Madame:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, GameZnFlix, Inc., a Nevada corporation ("Company"), hereby requests withdrawal of the Form SB-2 registration statement (File No. 333-116413) filed on June 11, 2004. This request is being made because the investment agreement, under which shares of common stock were to be registered in this offering, has been terminated effective on this date. The instant registration statement was never declared effective and no securities were sold thereunder. The Company may undertake a subsequent private offering in reliance on Rule 155(c).

     Please contact the undersigned with any questions or comments regarding this request.

                                       Sincerely,


                                       /s/  John Fleming
                                       John Fleming, President

cc:  Brian F. Faulkner, Esq.

                             1535 Blackjack Road
                             Franklin, KY 42134
                             Tel: (270) 598-0385
                             Fax: (270) 778-0025
                             www.gameznflix.com

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